EP GLOBAL COMMUNICATIONS, INC.

551 MAIN STREET

JOHNSTOWN, PENNSYLVANIA 15901

January 27, 2006

U.S. Securities & Exchange Commission

Office of Small Business

100 F Street, NE

Washington, D.C. 20549

Re:

EP Global Communications, Inc.

File No. 333-129153

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form SB-2, File No. 333-129153, to 4:00 P.M. Eastern Standard Time on January 31, 2006, or as soon as practicable thereafter.

We are also aware that:

•                  Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EP GLOBAL COMMUNICATIONS, INC.

/s/ JOSEPH M. VALENZANO, JR.

JOSEPH M. VALENZANO, JR.

PRESIDENT AND CHIEF EXECUTIVE OFFICER